Overview of FY2005 Third Quarter Financial Results (Consolidated)
                     (Prepared in accordance with U.S. GAAP)

                                                                January 26, 2006
Company name    Advantest Corporation (Stock code number: 6857, TSE 1st Section)
                (URL http://www.advantest.co.jp/investors/)
                                                      (Ticker Symbol: ATE, NYSE)
Contacts        Company representative: Toshio Maruyama, Representative Board
                                        Director, President and CEO
                Person-in-charge:       Hiroshi Nakamura, Manager, Accounting
                                        Department
                                                            (TEL (03) 3214-7500)

1.  Notes to the Quarterly Financial Results:
(1) Use of simplified accounting method:                                     Yes
                Simplified tax effect accounting is used for the calculation of tax expenses for the purpose of the quarterly financial results.
(2) Changes in accounting method from the most recent fiscal year:            No
(3) Changes in scope of consolidation and equity method (as compared to
    September 30, 2005):                                                      No
        Number of consolidated subsidiaries:                                  40
                        (Newly included)                                       0
                        (Excluded)                                             0
        Number of unconsolidated subsidiaries:                                 0
        Number of affiliates accounted for under the equity method:            0
                        (Newly included)                                       0
                        (Excluded)                                             0
(4) Advantest's independent outside auditor has not been involved in the preparation of these consolidated quarterly financial statements.


2. Consolidated Financial Results of FY2005 3Q (April 1, 2005 through December 31, 2005)

(1) Consolidated Financial Results

                  Net sales                   Operating income        Income before income taxes        Net income
            Million yen   % increase      Million yen   % increase    Million yen   % increase       Million yen   % increase
                          (decrease)                    (decrease)                  (decrease)                     (decrease)

FY2005 Q3     174,906          (7.6)      40,453            (21.9)    43,065            (18.6)       25,941            (18.9)
FY2004 Q3     189,226          78.6       51,826            327.9     52,893            375.3        31,967            349.9
(For reference)
FY2004        239,439                     60,719                      61,808                         38,078


                Net income per share         Net income per share
                      (basic)                      (diluted)
                                 Yen                         Yen
FY2005 Q3      280.35                        279.18
FY2004 Q3      325.19                        324.48
(For reference)
FY2004         389.54                        388.51

(Note) The percentages shown in the above items including net sales and operating income are changes in comparison to the corresponding period of the previous fiscal year.

(Qualitative Information Regarding Consolidated Financial Results)

During this third quarter (a period of nine months from April 1, 2005 to December 31, 2005), although inventory control in the IT-related industries continued during the first half of this nine months period, Advantest's operating environment was favorable, as stimulated by the strong demand for consumer digital products, among other products, and due to an increase in capital expenditures by the semiconductor industry that intended to increase the semiconductor production. In particular, the increased demand for portable audio players, flat screen televisions and notebooks computers led to an increase in semiconductor sales. In addition, the trend towards a weaker yen in currency exchange was a positive factor.

Under this environment, Advantest made concentrated efforts to increase orders input received and expand sales with a focus on the introduction of new products for next generation semiconductors that meet customers' demands. Advantest continued to make efforts to implement a thorough inventory and lead time control based on the just-in-time production system, to improve the quality of products and to reduce costs. As a result of the above, in this third quarter, orders input received was (Y)197.3 billion (15.3% increase in comparison to the corresponding third quarter of the previous fiscal year), sales was (Y)174.9 billion (7.6% decrease), net income before income taxes was (Y)43.1 billion (18.6% decrease), and net income was (Y)25.9 billion (18.9% decrease). These results from this third quarter did not match the results from the corresponding third quarter of the previous fiscal year as Advantest achieved the highest net sales in the interim period of the previous fiscal year, and thus the outcome of this third quarter resulted in lower earnings on lower sales. Nevertheless, Advantest's performance for each quarter has been improving from the corresponding quarter of the previous fiscal year (a period of three months from October 1, 2004 to December 31, 2004). Overseas sales as a percentage of total sales were 68.9%, as compared with 75.4% in the corresponding third quarter of the previous fiscal year.

(Results by Business Segment)

For the Semiconductor and Component Test System Segment, with respect to semiconductor test systems for DRAM, sales for next generation DRAM has increased, especially due to the increased demand for flash memory semiconductor test systems. Furthermore, sales remained steady for non-memory semiconductor test systems for MPU and LCD driver IC. Orders input received was (Y)149.7 billion, sales was (Y)130.8 billion and operating income was (Y)37.6 billion.

For the Mechatronics System Segment, sales remained steady for memory semiconductor test handlers and device interface products. Orders input received was (Y)36.0 billion, sales was (Y)32.6 billion and operating income was (Y)7.7 billion. For the Services, Support and Others Segment, orders input received was
(Y)15.7 billion, sales was (Y)14.6 billion and operating income was (Y)2.8 billion.

(2) Changes in Consolidated Financial Position

                Total Assets                Stockholders' equity      Equity-to-assets ratio    Stockholders' equity
                                                                                                      per share
                         Million yen                 Million yen                        %                        Yen
FY2005 Q3       323,901                     238,324                          73.6               2,564.15
FY2004 Q3       343,966                     251,146                          73.0               2,553.78
(For reference)
FY2004          296,769                     206,749                          69.7               2,236.97

(Consolidated Cash Flows)

                  Cash flows from           Cash flows from           Cash flows from           Cash and cash equivalents
               operating activities       investing activities        financing activities           at end of period
                        Million yen                Million yen                 Million yen                    Million yen
FY2005 Q3      30,009                    (6,217)                      (21,001)                  127,851
FY2004 Q3      66,497                    (6,791)                       (4,386)                  156,362
(For reference)
FY2004         90,327                    (8,250)                      (63,036)                  120,986

(Qualitative Information Regarding Changes in Consolidated Financial Position)

At the end of this third quarter, total assets increased by (Y)27.1 billion from the end of the previous fiscal year to (Y)323.9 billion, due to the increase of trade accounts receivable by (Y)8.1 billion, inventory assets by (Y)8.0 billion and cash and cash equivalents by (Y)6.9 billion. Shareholders' equity was
(Y)238.3 billion and equity-to-assets ratio increased by 3.9 percentage points from the end of the previous fiscal year to 73.6%.

(Cash Flow Statements)

Cash and cash equivalents at the end of this third quarter increased by (Y)6.9 billion from the end of the previous fiscal year to (Y)127.9 billion. Cash flows from operating activities was an inflow of (Y)30.0 billion, which consisted of an increase in trade accounts payable ((Y)7.0 billion), among other things, in addition to the net income for this quarter period of (Y)25.9 billion. Cash flows from investing activities was an outflow of (Y)6.2 billion, which consisted primarily of capital expenditures on tangible fixed assets including lease assets ((Y)5.0 billion). Cash flows from financing activities was an outflow of (Y)21.0 billion, which consisted primarily of redemption of corporate bonds ((Y)20.0 billion) and dividends paid ((Y)4.5 billion).

3. Projected Results for FY2005 (April 1, 2005 through March 31, 2006)


With respect to its earnings forecast for the fourth quarter and beyond, Advantest anticipates that its orders input received and sales will remain steady due to the increasing capital expenditures of the semiconductor and related industries, that are primarily targeted for consumer digital devices. This is so even Advantest is concerned with potential negative impacts that may result from increasing petroleum prices, fluctuations in foreign exchange rates and certain domestic and international economic conditions. Accordingly, Advantest projects that its earnings will exceed our previous forecast as of October 26, 2005 as below.

[Consolidated]

                                                Income before
                            Net Sales           income taxes          Net income
Previous forecast (A)            Million yen         Million yen             Million yen
(As of October 26, 2005)    240,000             61,000                37,000

Revised forecast (B)        250,000             66,000                41,000

Difference (B)-(A)           10,000              5,000                 4,000

[Non-Consolidated] (Parent Company Only)


                                                Income before
                            Net Sales           income taxes          Net income
Previous forecast (A)            Million yen         Million yen             Million yen
(As of October 26, 2005)    210,000             48,000                31,000

Revised forecast (B)        218,000             53,000                34,000

Difference (B)-(A)            8,000              5,000                 3,000

(Note) Figures presented in the Quarterly Financial Results have been rounded to the nearest million yen.

        Cautionary Statement with Respect to Forward-Looking Statements

This document contains "forward-looking statements" that are based on Advantest's current expectations, estimates and projections. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest's actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These factors include: (i) changes in demand for the products and services produced and offered by Advantest's customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest's investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers and communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Advantest's actual results, levels of activity, performance or achievements is contained in the "Operating and Financial Review and Prospects", "Key Information - Risk Factors" and "Information on the Company" sections and elsewhere in Advantest's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

Quarterly Consolidated Financial Statements (Summary)                           Advantest Corporation - Consolidated (December 2005)

1. Quarterly Consolidated Balance Sheets (Summary)
----------------------------------------------=========================-------------------------------------------------------------
                                                     Q3 of FY2005              FY2004            Increase       Q3 of FY2004

                                              (As of December 31, 2005) (As of March 31, 2005)  (Decrease) (As of December 31, 2004)
------------------------------------------------------------------------------------------------------------------------------------
                  Item                  Notes     Amount   Percentage      Amount   Percentage    Amount       Amount   Percentage
                                               (in million    (%)       (in million    (%)     (in million  (in million    (%)
                                                   yen)                     yen)                   yen)         yen)
------------------------------------------------------------------------------------------------------------------------------------
(Assets)

   Cash and cash equivalents                      127,851                  120,986                  6,865      156,362

   Trade accounts receivable, less
   allowance for doubtful accounts        *1       64,815                   56,702                  8,113       65,586

   Inventories                                     37,574                   29,585                  7,989       30,354

   Other current assets                            20,865                   16,658                  4,207       15,978
                                               -----------              -----------            ------------------------
      Total current assets                        251,105       77.5       223,931       75.5      27,174      268,280       78.0

   Investment securities                           10,803        3.3         7,772        2.6       3,031        7,888        2.3

   Property, plant and equipment, net     *2       50,298       15.5        51,364       17.3      (1,066)      51,166       14.9

   Intangible assets, at cost, less
   accumulated amortization                         2,796        0.9         3,090        1.0        (294)       3,135        0.9

   Other assets                                     8,899        2.8        10,612        3.6      (1,713)      13,497        3.9
                                               -----------              -----------            ------------------------
      Total assets                                323,901      100.0       296,769      100.0      27,132      343,966      100.0
                                               -----------              -----------            ------------------------
====================================================================================================================================
(Liabilities)

   Current portion of long-term debt                   47                   20,043                (19,996)      24,543

   Trade accounts payable                          31,940                   23,196                  8,744       18,227

   Other current liabilities                       37,520                   30,755                  6,765       27,534
                                               -----------              -----------            ------------------------
      Total current liabilities                    69,507       21.5        73,994       24.9      (4,487)      70,304       20.4

   Long-term debt, excluding current
   portion                                             15        0.0            40        0.0         (25)          62        0.0

   Accrued pension and severance cost              12,440        3.8        12,605        4.3        (165)      19,002        5.5

   Other liabilities                                3,615        1.1         3,381        1.1         234        3,452        1.1
                                               -----------              -----------            ------------------------
      Total liabilities                            85,577       26.4        90,020       30.3      (4,443)      92,820       27.0
                                               -----------              -----------            ------------------------

(Stockholders' equity)

   Common stock                                    32,363       10.0        32,363       10.9          --       32,363        9.4

   Capital surplus                                 36,769       11.4        35,263       11.9       1,506       34,496       10.0

   Retained earnings                              230,255       71.1       210,121       70.8      20,134      204,218       59.4

   Accumulated other comprehensive
   income (loss)                          *3          380        0.1        (4,878)      (1.6)      5,258       (7,599)      (2.2)

   Treasury stock                                 (61,443)     (19.0)      (66,120)     (22.3)      4,677      (12,332)      (3.6)
                                               -----------              -----------            ------------------------
      Total stockholders' equity                  238,324       73.6       206,749       69.7      31,575      251,146       73.0
                                               -----------              -----------            ------------------------
      Total liabilities and stockholders'
      equity                                      323,901      100.0       296,769      100.0      27,132      343,966      100.0
                                               -----------              -----------            ------------------------
----------------------------------------------=========================-------------------------------------------------------------
(Notes)

1.  Allowance for doubtful accounts                 2,184                    2,174                     10        2,158

2.  Accumulated depreciation on property,
    plant and equipment                            72,729                   67,914                  4,815       66,807

3.  Accumulated other comprehensive income
    (loss)

      Foreign currency translation adjustment      (1,563)                  (6,452)                 4,889       (7,882)

      Net unrealized gain (loss) on securities      1,943                    1,574                    369        1,365

      Minimum pension liability adjustment            --                       --                      --       (1,082)

                                                                                Advantest Corporation - Consolidated (December 2005)

2. Quarterly Consolidated Statements of Income (Summary)
---------------------------------------=========================--------------------------------------------------------------------
                                               Q3 of FY2005               Q3 of FY2004         Increase              FY2004

                                         (April 1, 2005 through     (April 1, 2004 through    (Decrease)     (April 1, 2004 through

                                            December 31, 2005)         December 31, 2004)                        March 31, 2005)
------------------------------------------------------------------------------------------------------------------------------------
                  Item                     Amount     Percentage      Amount     Percentage      Amount         Amount    Percentage
                                        (in million      (%)       (in million      (%)       (in million    (in million     (%)
                                            yen)                       yen)                       yen)           yen)
------------------------------------------------------------------------------------------------------------------------------------
   Net sales                                 174,906      100.0         189,226      100.0         (14,320)       239,439     100.0

   Cost of sales                              83,980       48.0          86,895       45.9          (2,915)       115,994      48.4
                                            ---------                  ---------                  ---------      ---------
        Gross profit                          90,926       52.0         102,331       54.1         (11,405)       123,445      51.6

   Research and development expenses          20,014       11.4          18,643        9.9           1,371         26,280      11.0

   Selling, general and administrative
   expenses                                   30,459       17.5          31,862       16.8          (1,403)        36,446      15.2
                                            ---------                  ---------                  ---------      ---------
        Operating income (loss)               40,453       23.1          51,826       27.4         (11,373)        60,719      25.4

   Other income (expense):

     Interest and dividend income      1,185                        372                        813            597

     Interest expense                   (288)                      (338)                        50           (441)

     Minority interests (loss)            --                        (85)                        85            (84)

     Other                             1,715   2,612        1.5   1,118   1,067        0.6     597   1,545  1,017   1,089       0.4
                                      ---------------            ---------------             -----------------------------
        Income (loss) before income
        taxes                                 43,065       24.6          52,893       28.0          (9,828)        61,808      25.8

   Income taxes                               17,124        9.8          20,926       11.1          (3,802)        23,730       9.9
                                            ---------                  ---------                  ---------      ---------
        Net income (loss)                     25,941       14.8          31,967       16.9          (6,026)        38,078      15.9
                                            ---------                  ---------                  ---------      ---------
---------------------------------------=========================--------------------------------------------------------------------


---------------------------------------=========================--------------------------------------------------------------------
                                             Q3 of FY2005                Q3 of FY2004          Increase             FY2004

                                        (April 1, 2005 through      (April 1, 2004 through    (Decrease)     (April 1, 2004 through

                                           December 31, 2005)          December 31, 2004)                        March 31, 2005)
------------------------------------------------------------------------------------------------------------------------------------
                  Item                      Amount (in yen)             Amount (in yen)     Amount (in yen)      Amount (in yen)
------------------------------------------------------------------------------------------------------------------------------------
   Net income per share

     Basic                                  280.35                       325.19                (44.84)             389.54

     Diluted                                279.18                       324.48                (45.30)             388.51
---------------------------------------=========================--------------------------------------------------------------------

                                                                                Advantest Corporation - Consolidated (December 2005)

3. Quarterly Consolidated Statements of Cash Flows (Summary)
-------------------------------------------------------------======================-------------------------------------------------
                                                                  Q3 of FY2005            Q3 of FY2004               FY2004

                                                             (April 1, 2005 through  (April 1, 2004 through  (April 1, 2004 through

                                                               December 31, 2005)      December 31, 2004)        March 31, 2005)
------------------------------------------------------------------------------------------------------------------------------------
                            Item                                     Amount                  Amount                  Amount
                                                                (in million yen)        (in million yen)         (in million yen)
------------------------------------------------------------------------------------------------------------------------------------
I   Cash flows from operating activities:

         Net income (loss)                                                 25,941                  31,967                   38,078

         Adjustments to reconcile net income (loss) to net cash provided by operating activities:

            Depreciation and amortization                                   6,158                   6,019                    8,285

            Decrease (increase) in trade accounts receivable               (6,298)                 11,150                   20,953

            Decrease (increase) in inventories                             (7,362)                 19,243                   20,218

            Increase (decrease) in trade accounts payable                   7,001                 (20,670)                 (16,375)

            Other                                                           4,569                  18,788                   19,168
                                                             -----------------------------------------------------------------------
                 Net cash provided by operating activities                 30,009                  66,497                   90,327
                                                             -----------------------------------------------------------------------

II  Cash flows from investing activities:

         Purchases of property, plant and equipment                        (4,952)                 (6,706)                  (8,738)

         Other                                                             (1,265)                    (85)                     488
                                                             -----------------------------------------------------------------------
                 Net cash used in investing activities                     (6,217)                 (6,791)                  (8,250)
                                                             -----------------------------------------------------------------------

III Cash flows from financing activities:

         Principal payments on long-term debt                             (20,021)                    (21)                  (4,543)

         Dividends paid                                                    (4,499)                 (4,776)                  (4,907)

         Other                                                              3,519                     411                  (53,586)
                                                             -----------------------------------------------------------------------
                 Net cash used in financing activities                    (21,001)                 (4,386)                 (63,036)
                                                             -----------------------------------------------------------------------

IV  Net effect of exchange rate changes on cash and cash
    equivalents                                                             4,074                    (104)                     799
                                                             -----------------------------------------------------------------------
V   Net change in cash and cash equivalents                                 6,865                  55,216                   19,840
                                                             -----------------------------------------------------------------------
VI  Cash and cash equivalents at beginning of period                      120,986                 101,146                  101,146
                                                             -----------------------------------------------------------------------
VII Cash and cash equivalents at end of period                            127,851                 156,362                  120,986
                                                             -----------------------------------------------------------------------
-------------------------------------------------------------======================-------------------------------------------------

                                                                    Advantest Corporation - Supplemental Information (December 2005)

Supplemental Information to FY2005 Third Quarter Financial Results

1. Business Segment Operating Income

                                                                                                (Rounded to the nearest million yen)
--------------------------------------------========================----------------------------------------------------------------
                                                  Q3 of FY2005               Q3 of FY2004         Increase           FY2004
                                             (April 1, 2005 through     (April 1, 2004 through               (April 1, 2004 through
                                               December 31, 2005)         December 31, 2004)     (Decrease)      March 31, 2005)
------------------------------------------------------------------------------------------------------------------------------------
                                             Amount (in   Percentage    Amount (in   Percentage    Amount    Amount (in   Percentage
                                            million yen)     (%)       million yen)     (%)                 million yen)     (%)
------------------------------------------------------------------------------------------------------------------------------------
                    Sales to unaffiliated
                    customers                  127,868       97.8          138,042        95.8    (10,174)      173,938        96.3
Semiconductor       Intersegment sales           2,926        2.2            6,105         4.2     (3,179)        6,747         3.7
and Component       ----------------------------------------------------------------------------------------------------------------
 Test System   Net sales                       130,794      100.0          144,147       100.0    (13,353)      180,685       100.0
               ---------------------------------------------------------------------------------------------------------------------
               Operating expenses               93,172       71.2           98,639        68.4     (5,467)      130,061        72.0
               ---------------------------------------------------------------------------------------------------------------------
               Operating income (loss)          37,622       28.2           45,508        31.6     (7,886)       50,624        28.0
--------------------------------------------========================----------------------------------------------------------------

--------------------------------------------========================----------------------------------------------------------------
                    Sales to unaffiliated
                    customers                   32,479       99.5           35,773        98.7      (3,294)      45,821        98.8
                    Intersegment sales             164        0.5              487         1.3        (323)         574         1.2
Mechatronics        ----------------------------------------------------------------------------------------------------------------
   System      Net sales                        32,643      100.0           36,260       100.0      (3,617)      46,395       100.0
               ---------------------------------------------------------------------------------------------------------------------
               Operating expenses               24,959       76.5           24,391        67.3         568       32,733        70.6
               ---------------------------------------------------------------------------------------------------------------------
               Operating income (loss)           7,684       23.5           11,869        32.7      (4,185)      13,662        29.4
--------------------------------------------========================----------------------------------------------------------------

--------------------------------------------========================----------------------------------------------------------------
                    Sales to unaffiliated
                    customers                   14,559      100.0           15,411       100.0        (852)      19,680       100.0
                    Intersegment sales               -          -                -           -           -            -           -
Services,           ----------------------------------------------------------------------------------------------------------------
 Support       Net sales                        14,559      100.0           15,411       100.0        (852)      19,680       100.0
and Others     ---------------------------------------------------------------------------------------------------------------------
               Operating expenses               11,726       80.5           14,307        92.8      (2,581)      16,278        82.7
               ---------------------------------------------------------------------------------------------------------------------
               Operating income (loss)           2,833       19.5            1,104         7.2       1,729        3,402        17.3
--------------------------------------------========================----------------------------------------------------------------

--------------------------------------------========================----------------------------------------------------------------
                    Sales to unaffiliated
                    customers                        -          -                -           -           -            -           -
                    Intersegment sales          (3,090)     100.0           (6,592)      100.0       3,502       (7,321)      100.0
Elimination         ----------------------------------------------------------------------------------------------------------------
    and        Net sales                        (3,090)     100.0           (6,592)      100.0       3,502       (7,321)      100.0
 Corporate     ---------------------------------------------------------------------------------------------------------------------
               Operating expenses                3,090          -           (1,460)          -       4,550          675           -
               ---------------------------------------------------------------------------------------------------------------------
               Operating income (loss)          (6,180)         -           (5,132)          -      (1,048)      (7,996)          -
--------------------------------------------========================----------------------------------------------------------------

--------------------------------------------========================----------------------------------------------------------------
                    Sales to unaffiliated
                    customers                  174,906      100.0          189,226       100.0     (14,320)     239,439       100.0
                    Intersegment sales               -          -                -           -           -            -           -
                    ----------------------------------------------------------------------------------------------------------------
Consolidated   Net sales                       174,906      100.0          189,226       100.0     (14,320)     239,439       100.0
               ---------------------------------------------------------------------------------------------------------------------
               Operating expenses              132,947       76.0          135,877        71.8      (2,930)     179,747        75.1
               ---------------------------------------------------------------------------------------------------------------------
               Operating income (loss)          41,959       24.0           53,349        28.2     (11,390)      59,692        24.9
--------------------------------------------========================----------------------------------------------------------------

(Note 1) Adjustments to operating income (loss) included in Corporate mainly consist of research and development expenses for basic research activities, which are not allocated to corporate general administrative expenses and segment by business sector.


(Note 2) Stock option compensation expense of (Y)1,506 million and (Y)1,523 million in this third quarter and the third quarter of FY2004, respectively are not included in operating income in the business segment information. Operating income in the business segment information for FY 2004 does not include the temporary profit of
          (Y)3,317 million which arose from a return of the substitutional portion of its Employee's Pension Fund Plans and the stock option compensation expense of (Y)2,290 million. Therefore, these operating income do not match with the operating income in the consolidated statements of income and the interim consolidated statements of income. Such exclusion was made since such items are not included in the performance review of each business segment by management.

2. Geographic Segment Net Sales

Net Sales to Unaffiliated Customers                                                             (Rounded to the nearest million yen)
--------------------------------------------========================----------------------------------------------------------------
                                                  Q3 of FY2005               Q3 of FY2004         Increase           FY2004
                                             (April 1, 2005 through     (April 1, 2004 through               (April 1, 2004 through
                                               December 31, 2005)         December 31, 2004)     (Decrease)      March 31, 2005)
------------------------------------------------------------------------------------------------------------------------------------
                                             Amount (in   Percentage    Amount (in   Percentage    Amount    Amount (in   Percentage
                                            million yen)     (%)       million yen)     (%)                 million yen)     (%)
------------------------------------------------------------------------------------------------------------------------------------
               Americas                         18,223       10.4         18,826           9.9        (603)      23,024         9.6
               ---------------------------------------------------------------------------------------------------------------------
               Europe                           10,166        5.8         10,716           5.7        (550)      12,270         5.1
               ---------------------------------------------------------------------------------------------------------------------
               Asia                             92,195       52.7        113,183          59.8     (20,988)     144,120        60.2
               ---------------------------------------------------------------------------------------------------------------------
                    Total Overseas             120,584       68.9        142,725          75.4     (22,141)     179,414        74.9
               ---------------------------------------------------------------------------------------------------------------------
               Japan                            54,322       31.1         46,501          24.6       7,821       60,025        25.1
               ---------------------------------------------------------------------------------------------------------------------
                    Consolidated               174,906      100.0        189,226         100.0     (14,320)     239,439       100.0
--------------------------------------------========================----------------------------------------------------------------

                                                                    Advantest Corporation - Supplemental Information (December 2005)

3. Consolidated Net Sales by Business Segment
                                                                                                (Rounded to the nearest million yen)
-------------------------------------------=========================----------------------------------------------------------------
                                                 Q3 of FY2005               Q3 of FY2004         Increase            FY2004
                                            (April 1, 2005 through    (April 1, 2004 through    (Decrease)   (April 1, 2004 through
                                               December 31, 2005)       December 31, 2004)                      March 31, 2005)
====================================================================================================================================
      Semiconductor and Component Test
      System                                                130,794                   144,147     (13,353)                  180,685
      ------------------------------------------------------------------------------------------------------------------------------
      Mechatronics System                                    32,643                    36,260      (3,617)                   46,395
      ------------------------------------------------------------------------------------------------------------------------------
      Services, Support and Others                           14,559                    15,411        (852)                   19,680
      ------------------------------------------------------------------------------------------------------------------------------
      Intercompany transactions elimination                  (3,090)                   (6,592)      3,502                    (7,321)
      ------------------------------------------------------------------------------------------------------------------------------
 Total net sales                                            174,906                   189,226     (14,320)                  239,439
-------------------------------------------=========================----------------------------------------------------------------

4. Consolidated Orders input received and Orders Backlog by Business Segment
                                                                                                (Rounded to the nearest million yen)
-------------------------------------------=========================----------------------------------------------------------------
                                                 Q3 of FY2005               Q3 of FY2004         Increase            FY2004
                                            (April 1, 2005 through    (April 1, 2004 through    (Decrease)   (April 1, 2004 through
                                               December 31, 2005)        December 31, 2004)                      March 31, 2005)
====================================================================================================================================
      Semiconductor and Component Test
      System                                                149,689                   129,039      20,650                   171,079
      ------------------------------------------------------------------------------------------------------------------------------
      Mechatronics System                                    36,026                    33,163       2,863                    43,833
      ------------------------------------------------------------------------------------------------------------------------------
      Services, Support and Others                           15,658                    14,867         791                    19,117
      ------------------------------------------------------------------------------------------------------------------------------
      Intercompany transactions elimination                  (4,101)                   (6,007)      1,906                    (6,547)
      ------------------------------------------------------------------------------------------------------------------------------
 Total orders input received                                197,272                   171,062      26,210                   227,482
-------------------------------------------=========================----------------------------------------------------------------
-------------------------------------------=========================----------------------------------------------------------------
                                                 Q3 of FY2005              Q3 of FY2004          Increase            FY2004
                                           (As of December 31, 2005) (As of December 31, 2004)  (Decrease)   (As of March 31, 2005)
====================================================================================================================================
      Semiconductor and Component Test
      System                                                 50,941                    26,544      24,397                    32,046
      ------------------------------------------------------------------------------------------------------------------------------
      Mechatronics System                                    10,044                     6,125       3,919                     6,660
      ------------------------------------------------------------------------------------------------------------------------------
      Services, Support and Others                            1,948                       868       1,080                       848
      ------------------------------------------------------------------------------------------------------------------------------
      Intercompany transactions elimination                  (1,028)                     (205)       (823)                      (16)
      ------------------------------------------------------------------------------------------------------------------------------
 Total orders backlog                                        61,905                    33,332      28,573                    39,538
-------------------------------------------=========================----------------------------------------------------------------
   (Note)  The amount of orders input received for any given period consists of the sum of the revenues for such period and the amount of backlog at the end of such period less the backlog at the beginning of such period. Orders input received are recorded upon receipt of a written customer order.


5. Consolidated Cash Flows
                                                                                  (Rounded to the nearest million yen)
-------------------------------------------=========================--------------------------------------------------
                                                 Q3 of FY2005              Q3 of FY2004                FY2004
                                            (April 1, 2005 through   (April 1, 2004 through   (April 1, 2004 through
                                               December 31, 2005)       December 31, 2004)         March 31, 2005)
======================================================================================================================
      Operating activities                                   30,009                   66,497                   90,327
      ----------------------------------------------------------------------------------------------------------------
      Investing activities                                   (6,217)                  (6,791)                  (8,250)
      ----------------------------------------------------------------------------------------------------------------
      (Free cash flows)                                      23,792                   59,706                   82,077
      ----------------------------------------------------------------------------------------------------------------
      Financing activities                                  (21,001)                  (4,386)                 (63,036)
      ----------------------------------------------------------------------------------------------------------------
 Total cash flows                                             2,791                   55,320                   19,041
----------------------------------------------------------------------------------------------------------------------
 Cash and cash equivalents at end of period                 127,851                  156,362                  120,986
-------------------------------------------=========================--------------------------------------------------


6. Consolidated Capital Expenditures, Depreciation and Amortization and Research and Development Expenses
                                                                                                (Rounded to the nearest million yen)
-------------------------------------------=========================----------------------------------------------------------------
                                                 Q3 of FY2005               Q3 of FY2004         Increase            FY2004
                                            (April 1, 2005 through    (April 1, 2004 through    (Decrease)   (April 1, 2004 through
                                               December 31, 2005)        December 31, 2004)                       March 31, 2005)
====================================================================================================================================
   Capital expenditures                                       5,195                     6,892      (1,697)                    9,348
------------------------------------------------------------------------------------------------------------------------------------
   Depreciation and amortization                              6,158                     6,019         139                     8,285
------------------------------------------------------------------------------------------------------------------------------------
   Research and development expenses                         20,014                    18,643       1,371                    26,280
-------------------------------------------=========================----------------------------------------------------------------

7. Number of Employees (Advantest Corporation and Consolidated Subsidiaries)
                                                                                                                           (Persons)
-------------------------------------------=========================----------------------------------------------------------------
                                                 Q3 of FY2005                 FY2004             Increase        Q3 of FY2004
                                           (As of December 31, 2005)  (As of March 31, 2005)    (Decrease) (As of December 31, 2004)
====================================================================================================================================
   Non-Consolidated (Parent Company only)                     1,445                     1,433      12                         1,441
------------------------------------------------------------------------------------------------------------------------------------
   Consolidated subsidiaries                                  2,146                     2,132      14                         2,128
------------------------------------------------------------------------------------------------------------------------------------
   Consolidated full-time employee total                      3,591                     3,565      26                         3,569
-------------------------------------------=========================----------------------------------------------------------------



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